Exhibit 2.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of Perpetual Energy Inc.’s (“Perpetual”, the “Company” or the “Corporation”) operating and financial results for the year ended December 31, 2015 as well as information and estimates concerning the Corporation’s future outlook based on currently available information. This discussion should be read in conjunction with the Corporation’s audited consolidated financial statements and accompanying notes for the years ended December 31, 2015 and 2014. The Corporation’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which require publicly accountable enterprises to prepare their financial statements using International Financial Reporting Standards (“IFRS”). Readers are referred to the advisories for additional information regarding forecasts, assumptions and other forward-looking information contained in the “Forward Looking Information and Statements” section of this MD&A. The date of this MD&A is March 2, 2016.

NATURE OF BUSINESS: Perpetual is an oil and natural gas exploration, production and marketing company headquartered in Calgary, Alberta. Perpetual has a spectrum of opportunities in its resource-style portfolio of assets to support its value strategy, including liquids-rich natural gas assets in the deep basin of west central Alberta, heavy oil in eastern Alberta, oil sands leases in northern Alberta and an interest in a natural gas storage business, all of which complement the Corporation’s legacy shallow gas production and resource base. Additional information on Perpetual, including the most recent filed Annual Information Form (“AIF”), can be accessed at www.sedar.com or from the Corporation’s website at www.perpetualenergyinc.com.

ADVISORIES

NON-GAAP MEASURES: This document contains the following non-GAAP financial measures which do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-GAAP measures presented in this document should not be viewed as alternatives to measures of financial performance calculated in accordance with GAAP.

Operating netback: Perpetual considers operating netback an important performance measure as it demonstrates its profitability relative to current commodity prices. Operating netbacks are calculated by deducting royalties, operating costs, and transportation from realized revenue. Operating netbacks are also calculated on a per boe basis using average boe production for the period. Operating netbacks on a per boe basis can vary significantly for each of the Company’s operating areas.

Funds flow: Management uses cash flow from operating activities before changes in non-cash working capital, changes in long term Crown receivable, settlement of decommissioning obligations and certain exploration and evaluation (“E&E”) costs, but after payments on the gas over bitumen (“GOB”) related financial obligation, as described below (“funds flow”), funds flow per share and annualized funds flow to analyze operating performance and leverage. Funds flow is reconciled to its closest GAAP measure, cash flow from operating activities, as follows:

Funds flow GAAP reconciliation

	Three months ended December 31,		Year ended December 31,
($ thousands, except per share amounts)	2015	2014	2015	2014
Cash flow from operating activities	6,575	17,666	12,406	82,082
Exploration and evaluation costs(1)	(93)	379	1,526	644
Payments on financial obligation(2)	(826)	(1,446)	(3,704)	(2,829)
Expenditures on decommissioning obligations	2,395	2,153	7,589	6,633
Long term Crown receivable adjustments	–	–	–	(10,997)
Changes in non-cash working capital	(7,689)	(1,436)	(15,813)	5,862
Funds flow	362	17,316	2,004	81,395
Funds flow per share(3)	0.00	0.12	0.01	0.55
(1)

The Corporation expenses exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties and the cost of expired leases in the period incurred. To make reported funds flow in this MD&A more comparable to industry practice the Corporation reclassifies dry hole costs, geological and geophysical costs from operating to investing activities in the funds flow reconciliation.

(2)

These payments are indexed to GOB revenue and recorded as a reduction to the Corporations financial obligation in accordance with IFRS. To present GOB revenue net of these payments, the Corporation has reclassified these payments from financing to operating activities in the calculation of funds flow.

(3)	Based on weighted average shares outstanding for the period.

Realized revenue: Realized revenue includes oil and natural gas revenue, realized gains (losses) on financial natural gas and crude oil contracts, and call option premiums received. Realized revenue is used by management to calculate the Corporation’s net realized commodity prices taking into account monthly settlements on financial crude oil and natural gas forward sales, collars and basis differentials. These contracts are put in place to protect Perpetual’s funds flow from potential volatility in commodity prices, and as such any related realized gains or losses are considered part of the Corporation’s realized price.

GOB revenue, net of payments: GOB revenue, net of payments includes GOB revenue less monthly payments on the GOB related financial obligation. This is used by management to calculate the Corporation’s net realized GOB revenue to reflect the substantive monetization of the future GOB royalty credits.

Adjusted working capital deficiency (surplus): Adjusted working capital deficiency (surplus) includes total current assets and current liabilities and long term Crown receivables excluding short-term derivative assets and liabilities related to the Corporation’s risk management activities, current portion of financial obligation, current portion of TOU Share financial arrangement, current portion of provisions, current portion of convertible debentures, assets held for sale, liabilities associated with assets held for sale and current bank indebtedness.

Net debt and net bank debt: Net bank debt is measured as current and long term bank indebtedness including adjusted working capital deficiency (surplus). Net debt includes the carrying value of net bank debt and the TOU Share financial arrangement and the principal amount of senior notes and convertible debentures reduced for the mark-to-market value of common shares of Tourmaline Oil Corp. (“TOU Shares”) held. Net bank debt and net debt are used by management to analyze leverage.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 1

Total capitalization: Total capitalization is equal to net debt plus market value of issued equity and is used by management to analyze leverage. Total capitalization is not intended to represent the total funds from equity and debt received by the Corporation upon issuance.

VOLUME CONVERSIONS: Barrel of oil equivalent (“boe”) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), a conversion ratio for natural gas of 6 Mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, utilizing a conversion on a 6 Mcf:1 bbl basis may be misleading as an indicator of value as the value ratio between natural gas and crude oil, based on the current prices of natural gas and crude oil, differ significantly from the energy equivalency of 6 Mcf:1 bbl.

FORWARD-LOOKING INFORMATION AND STATEMENTS: Certain information and statements contained in this MD&A including management’s assessment of future plans and operations and including the information contained under the heading “2016 Outlook” may constitute forward-looking information and statements within the meaning of applicable securities laws. This information and these statements relate to future events or to future performance. All statements other than statements of historical fact may be forward-looking information and statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook”, “guidance”, “objective”, “plans”, “intends”, “targeting”, “could”, “potential”, “strategy” and any similar expressions are intended to identify forward-looking information and statements.

In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: the quantity and recoverability of Perpetual’s reserves; the timing and amount of future production; future prices as well as supply and demand for natural gas, natural gas liquids (“NGL”) and oil; the existence, operations and strategy of the commodity price risk management program; the approximate amount of forward sales and financial contracts to be employed, and the value of financial forward natural gas, oil and other risk management contracts; the expected impact of cost-savings initiatives on operating and general and administrative expenses; funds flow sensitivities to commodity price, production, foreign exchange and interest rate changes; operating, general and administrative (“G&A”), and other expenses; the costs and timing of future abandonment and reclamation, asset retirement and environmental obligations; the use of exploration and development activity, prudent asset management, and acquisitions to sustain, replace or add to reserves and production or expand the Corporation’s asset base; the Corporation’s acquisition and disposition strategy and the existence of acquisition and disposition opportunities, the criteria to be considered in connection therewith and the benefits to be derived therefrom; Perpetual’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital expenditure program; expected compliance with credit facility covenants in 2016; the retention of, and benefits to be received from holding TOU Shares; expected book value and related tax value of the Corporation’s assets and prospect inventory and estimates of net asset value; funds flow; ability to fund exploration and development; the corporate strategy; expectations regarding Perpetual’s access to capital to fund its acquisition, exploration and development activities; the effect of future accounting pronouncements and their impact on the Corporation’s financial results; future income tax and its effect on funds flow; intentions with respect to preservation of tax pools and taxes payable by the Corporation; funding of and anticipated results from capital expenditure programs; renewal of and borrowing costs associated with the credit facility; future debt levels, financial capacity, liquidity and capital resources; future contractual commitments; drilling, completion, facilities, construction and waterflood plans, and the effect thereof; the impact of Canadian federal and provincial governmental regulation on the Corporation relative to other issuers; Crown royalty rates; Perpetual’s treatment under governmental regulatory regimes; business strategies and plans of management including future changes in the structure of business operations and debt reduction initiatives; and the reliance on third parties in the industry to develop and expand Perpetual’s assets and operations.

The forward-looking information and statements contained in this MD&A reflect several material factors, expectations and assumptions of the Corporation including, without limitation, that Perpetual will conduct its operations in a manner consistent with its expectations and, where applicable, consistent with past practice; the general continuance of current or, where applicable, assumed industry conditions; the continuance of existing, and in certain circumstances, the implementation of proposed tax, royalty and regulatory regimes; the ability of Perpetual to obtain equipment, services, and supplies in a timely manner to carry out its activities; the accuracy of the estimates of Perpetual’s reserve and resource volumes; the timely receipt of required regulatory approvals; certain commodity price and other cost assumptions; the timing and costs of storage facility and pipeline construction and expansion and the ability to secure adequate product transportation; the continued availability of adequate debt and/or equity financing and funds flow to fund the Corporation’s capital and operating requirements as needed; and the extent of Perpetual’s liabilities.

The Corporation believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: volatility in market prices for oil and natural gas products; supply and demand regarding Perpetual’s products; risks inherent in Perpetual’s operations, such as production declines, unexpected results, geological, technical, or drilling and process problems; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; changes in exploration or development plans by Perpetual or by third party operators of Perpetual’s properties; reliance on industry partners; uncertainties or inaccuracies associated with estimating reserves volumes; competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance; increased costs; incorrect assessments of the value of acquisitions; increased debt levels or debt service requirements; industry conditions including fluctuations in the price of natural gas and related commodities; royalties payable in respect of Perpetual’s production; governmental regulation of the oil and gas industry, including environmental regulation; fluctuation in foreign exchange or interest rates; the need to obtain required approvals from regulatory authorities; changes in laws applicable to the Corporation, royalty rates, or other regulatory matters; general economic conditions in Canada, the United States and globally; stock market volatility and market valuations; limited, unfavorable, or a lack of access to capital markets, and certain other risks detailed from time to time in Perpetual’s public disclosure documents. The foregoing list of risk factors should not be considered exhaustive.

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and neither the Corporation nor any of its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, unless expressly required to do so by applicable securities laws.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 2

RECAPITALIZATION TRANSACTIONS AND RECENT DEVELOPMENTS

To improve liquidity and address financial liabilities due in the fourth quarter of 2015, including a margin loan secured by the pledge of 5.5 million TOU Shares (“Margin Loan”), which was due on November 30, 2015 and the Company’s 7.00% Convertible Debentures, which matured on December 31, 2015. Perpetual completed the following recapitalization transactions:

●	The execution of a new financing arrangement during the fourth quarter that provided net proceeds of $18.2 million collateralized by one million TOU Shares (“TOU Share financial arrangement”);
●

Extension of Perpetual’s current bank lending arrangements to October 31, 2016 with total borrowing capacity of $62 million, comprised of a $20.0 million demand loan and a $42.0 million margin loan secured by 5.5 million TOU shares;

●	Settlement of its 7.00% Convertible Debentures due December 31, 2015 ( the “Debentures”) with approximately 228.9 million common shares of Perpetual; and
●	A $25.0 million fully backstopped rights offering (the “Rights Offering”) which closed on January 18, 2016. The Company issued 665.4 million common shares on closing of the Rights Offering.

The effect of these recapitalization transactions extended the term of the Company’s earliest maturing debt to October 31, 2016, infused additional liquidity through the Rights Offering for ongoing capital programs and provided a reduction to debt. At the same time, the combined transactions preserve liquidity to manage downside risk while allowing for retention of potentially undervalued assets in the current low commodity price environment.

Following the closing of the Rights Offering on January 18, 2016, the Company had 1,047.7 million shares outstanding. Perpetual has provided notice to its shareholders of its annual and special meeting, scheduled to be held on March 24, 2016. At the meeting shareholders will vote on a proposed share consolidation which, if approved, would result in a consolidation of common shares on a twenty for one basis.

SELECTED ANNUAL INFORMATION

($ thousands, except per share amounts)	2015	2014	2013
Financial
Oil and natural gas revenue	142,437	262,790	201,294
Net income (loss)	(89,274)	3,366	7,620
Per share(1)	(0.59)	0.02	0.05
Funds flow	2,004	81,395	58,468
Per share(1) (2)	0.01	0.55	0.39
Total assets	603,450	750,602	742,288
Total long term liabilities	443,648	507,296	513,836
Net bank debt	55,832	21,867	67,201
Senior notes, at principal amount	275,000	275,000	150,000
Carrying amount of share forward financial obligation	18,059	–	–
Carrying amount of marketable securities(3)	(145,275)	–	–
Convertible debentures, at principal amount	–	34,878	159,779
Total net debt	203,616	331,745	376,980
Capital expenditures
Exploration and development	75,431	115,813	95,405
Geological and geophysical costs	1,526	644	1,279
Dispositions, net of acquisitions	(23,710)	(70,351)	(70,840)
Interest in Warwick Gas Storage (“WGS LP”)	–	–	19,129
Other	910	614	120
Net capital expenditures	54,157	46,720	45,093
Shares outstanding (thousands)
End of period	382,288	150,077	148,490
Weighted average	150,140	149,084	148,144
Operating
Average production
Natural gas (MMcf/d)	104.2	102.7	88.9
Oil (bbl/d)	1,626	2,905	3,204
NGL (bbl/d)	711	537	656
Total average production (boe/d)	19,706	20,554	18,696
Average prices
Natural gas – before derivatives ($/Mcf)	2.87	4.50	3.26
Natural gas – including derivatives ($/Mcf)	3.01	4.36	3.53
Oil – before derivatives ($/bbl)	41.27	75.21	68.90
Oil – including derivatives ($/bbl)	52.48	71.55	66.68
NGL	33.72	73.97	61.54
Wells drilled
Natural gas – gross (net)	6(4.5)	29 (20.9)	6 (3.0)
Crude oil – gross (net)	– (–)	20 (17.8)	37 (35.7)
Total – gross (net)	6(4.5)	49 (38.7)	43 (38.7)
(1)	Based on weighted average shares outstanding for the year.
(2)	See “non-GAAP measure” in this MD&A.
(3)	The carrying amount of marketable securities is based on the period end closing price per the Toronto Stock Exchange (“TSX”) ($22.35 per share) and 6.5 million TOU Shares held.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 3

OVERALL PERFORMANCE

Perpetual focused on five key strategic priorities in 2015:

●	Reduce debt and improve debt to cash flow ratio;
●	Grow greater Edson liquids-rich gas production, cash flow, inventory, reserves and value;
●	Optimize value of Mannville heavy oil;
●	Maximize value of shallow gas; and
●	Refine elements of production growth strategy for 2017 to 2020.

In April 2015 Perpetual swapped its joint interest share in its West Edson asset in West Central with Tourmaline in exchange for 6.75 million TOU Shares having a then current market value of approximately $258.7 million based on the closing price of the TOU Shares on the TSX on April 1, 2015. The transaction included all joint interest lands Perpetual held with Tourmaline in West Edson, together with the associated wells and infrastructure (the “West Edson Property”). Based on the Company’s third party engineering report prepared by McDaniel and Associates Consultants Ltd., as at December 31, 2014, the disposition included 7.2 MMboe of recognized proved and probable developed natural gas and natural gas liquids reserves as well as 16.8 MMboe of proved and probable undeveloped reserves with $128 million of associated future development capital. Also included in the transaction were 9,600 net acres of undeveloped lands not currently assigned reserves at year-end 2014. Perpetual’s production from the West Edson Property was approximately 5,750 boe/d.

Perpetual continued the development of its West Central liquids-rich natural gas throughout 2015 by maintaining focus on development activities in the East Edson area and meeting its commitments under the East Edson farm-in agreement executed in July 2014. Pursuant to the farm-in agreement, Perpetual committed to spend $30 million to drill, complete and tie-in approximately five wells prior to December 31, 2015. A portion of Perpetual’s first $30 million commitment was spent during 2014, with the balance of the required capital expended with the drilling of three (3.0 net) liquids-rich natural gas wells in the first quarter of 2015. In addition to drilling activities, Perpetual also satisfied its commitment to construct a new gas plant at East Edson. Construction of the new East Edson gas plant was substantially completed in the first half of 2015 and brought online on July 15, 2015 at a capacity of 30 MMcf/d. The new East Edson gas plant was expanded to 45 MMcf/d in mid-September 2015 bringing the total facility cost to $35.6 million. The completion and tie-in of wells drilled late in 2014 and early 2015 were scheduled around capacity availability and transportation restrictions with the start-up and expansion of the new plant. At December 31, 2015, Perpetual had also spent $11.5 million of its remaining $30 million commitment to drill, complete and tie-in approximately six more wells prior to December 31, 2022.

Perpetual’s 2015 natural gas production of 104.2 MMcf/d and NGL production of 711 bbls/d increased one and 32 percent respectively from 2014 with new production from the East Edson development program more than offsetting production lost from the swap of the West Edson Property on April 1, 2015 and natural production declines in shallow gas producing areas. As commodity prices continued to decline in 2015, Perpetual chose to restrict further capital spending and deferred all crude oil drilling, resulting in a decrease in crude oil production as a result of natural declines and reflecting the disposition of heavy oil production in the fourth quarter of 2014.

Declining commodity prices through 2015 led to a substantial reduction in oil and natural gas revenues compared to the prior year and resulting 2015 funds flow from operations of $2.0 million in 2015 compared to $81.4 million in 2014. Perpetual’s focus through the second half of 2015 and continuing into 2016 has shifted from capital investment and production growth to cost reductions, operating efficiencies and financial recapitalization.

2015 FINANCIAL RESULTS

Capital expenditures

($ thousands)	2015	2014
Exploration and development	75,431	115,813
Geological and geophysical costs(1)	1,526	644
Dispositions, net of acquisitions	(23,710)	(70,351)
Other	910	614
Total	54,157	46,720
(1)

Geological and geophysical expenditures and dry hole costs are expensed directly in the Corporation’s statement of income (loss); they are considered by Perpetual to be more closely related to investing activities than operating activities, and therefore are included with capital expenditures for the purposes of this MD&A.

Perpetual’s exploration and development spending in 2015 totaled $75.4 million, 89 percent of which was concentrated on the West Central Alberta deep basin assets. Capital expenditures included construction and expansion of the new East Edson gas plant and drilling eight (6.5 net) wells, with three (1.5 net) natural gas wells at West Edson prior to the swap transaction with Tourmaline, three (3.0 net) natural gas wells at East Edson and two (2.0 net) observation wells at Panny. Capital spending also included $1.5 million in geological and geophysical spending for completion of two 3D seismic surveys which were initiated in 2014 and completed in 2015 in East Edson and West Edson.

Property dispositions in 2015 included the sale of certain fee simple lands in east central Alberta, along with a working interest in related seismic data, for net proceeds of $21.0 million. Included in the disposition was 206,712 net acres of fee simple lands, a 75 percent ownership in certain proprietary 2D and 3D seismic and approximately 165 Mboe of reserves (82 percent natural gas) associated with royalty interests. The Company also disposed of its interest in certain non-core undeveloped lands for proceeds of $1.2 million and executed an asset swap to acquire an increased interest in existing reserves as well as undeveloped acreage in its core East Edson property in exchange for its working interest in certain undeveloped lands and net proceeds of $1.8 million.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 4

Exploration and development spending by area

($ thousands)	2015	2014
West Central liquids-rich gas	67,501	81,096
Mannville heavy oil	1,360	24,559
Panny bitumen	4,625	2,421
Shallow gas	1,945	7,737
Total	75,431	115,813

The majority of Perpetual’s exploration and development spending during 2015 was focused on liquids-rich natural gas development activities in West Central Alberta. Spending on West Central liquids-rich gas projects for 2015 included $21.6 million for construction and first expansion of the East Edson gas plant, which was brought online on July 15, 2015 at a capacity of 30 MMcf/d and expanded to 45 MMcf/d in mid-September 2015. Total project costs for the plant at the end of 2015 were $35.6 million and included construction of a ten inch sales pipeline to a newly constructed TransCanada meter station as well as construction costs for transmission lines and related facilities to supply power to the gas plant. An additional $2.9 million was spent to complete construction of an expanded gathering system, including a main gathering line to facilitate the flow of gas to the new facility.

Development at East Edson in 2015 included drilling three (3.0 net) liquids-rich natural gas wells in the first quarter of 2015 and completion and tie-in of seven (7.0 net) wells including the remaining wells drilled during the fourth quarter of 2014. Three wells were brought online with initial start-up of the East Edson gas plant and two additional wells commenced flowing concurrent with completion of the expanded East Edson 45 MMcf/d gas plant in mid-September. The two remaining wells were brought online in late October and early November with easing of firm service restriction which had been limiting production through the new East Edson gas plant.

Prior to the West Edson swap, exploration and development expenditures in West Central Alberta of $9.0 million was allocated to West Edson to drill three (1.5 net) natural gas wells and complete two (1.0 net) wells in the first quarter of 2015. Wells drilled and completed at West Edson during the first quarter were included in the West Edson Property swap with Tourmaline effective April 1, 2015.

West Central exploration and development spending for 2015 also included $1.6 million for undeveloped land acquisitions and $1.2 million of equip and tie-in costs related to the Corporation’s 35 percent working interest in a non-operated Duvernay formation horizontal volatile oil well at Waskahigan.

Waterflood activities continued at Mannville with Perpetual spending $1.4 million on conversion and equipping a water source well, four horizontal well injector conversions as well as surface equipment and pipeline work to arrest production declines and reduce ongoing operating costs on two heavy oil pools. The Corporation currently has seven injectors online in the Sparky Upper Mannville I2I pool and six injectors online in the Upper Mannville B Lloyd pool.

The Company initiated further strategic technology evaluation at Panny during 2015, with spending of $1.0 million to complete a horizontal well with instrumentation and an electrical heater, $1.5 million to drill two (2.0 net) observation wells and $2.1 million to complete construction of a bitumen battery related to the cyclic heat stimulation (“CHS”) test, the first stage of the Low Pressure Electro Thermally Assisted Drive (“LEAD”) pilot project. The project achieved first heat in the ground in mid-October with production expected in the first quarter of 2016 upon flowback after the initial heating cycle.

Expenditures on decommissioning obligations

During the second half of 2015, as part of a continued focus on cost reductions and value creation, Perpetual scaled up the redeployment of operational personal and internal resources to accelerate progress and drive efficiencies on the Company’s abandonment and reclamation projects. Other capital expenditures for 2015 included $0.8 million for the purchase of equipment to be utilized in compliance as well as abandonment and reclamation work at a significant cost reduction to third party equipment rentals. Including an allocation of $1.0 million of costs for internal resources, Perpetual spent $7.6 million during 2015 on abandonment and reclamation projects mainly in eastern Alberta. Perpetual has achieved efficiencies and cost savings in 2015 by utilizing internal labor and equipment rather than third party services for various stages of reclamation and abandonment which resulted in a revision of estimated future abandonment liabilities for all oil and natural gas assets.

Production

	2015	2014
Natural gas (MMcf/d)
Eastern – North	31.3	36.4
Eastern – South	21.5	23.8
West Central	51.4	42.5
Total natural gas	104.2	102.7
Crude oil (bbl/d)
Eastern(1)	1,595	2,866
West Central	31	40
Total crude oil	1,626	2,906
Total NGL (bbl/d) (2)	711	537
Total production (boe/d)	19,706	20,554
(1)	Primarily Mannville heavy oil.
(2)	Primarily West Central liquids-rich gas.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 5

Total natural gas, oil and NGL production for the year ended December 31, 2015 of 19,706 boe/d was four percent lower than 2014 (20,554 boe/d). Production volumes from the new East Edson gas plant largely offset lost production volumes associated with the disposition of non-core Mannville heavy oil assets during the fourth quarter of 2014, the West Edson Property swap which closed April 1, 2015 and natural declines with the Company’s decision to defer development spending in response to the low commodity price environment.

Despite the disposition of 32.3 MMcf/d of gas production from West Edson effective April 1, 2015 and natural declines on shallow gas properties, Perpetual’s natural gas production of 104.2 MMcf/d increased slightly from 2014 (102.7 MMcf/d) reflecting production increases related to the 2014 and 2015 development program as well as production through the new East Edson gas plant which came online July 15, 2015. Production through the facility was restricted to firm transportation commitment levels of 30 MMcf/d until completion of the 15 MMcf/d facility expansion in mid-September when firm transportation was shifted to the new plant. Production from the East Edson development program and facility expansion more than offset natural declines and volumes associated with the exchange of the West Edson Property for TOU Shares effective April 1, 2015. Perpetual’s natural gas production is equally comprised of liquids-rich natural gas in West Central and stable shallow gas production in the Eastern areas with a low base decline rate of 12 percent year over year.

NGL production of 711 bbl/d in 2015 increased 32 percent from 537 bbl/d in 2014 primarily as a result of higher liquids yields from increased East Edson production relative to West Edson. Lost NGL volumes associated with the West Edson swap and processing changes were offset by a 76 percent increase in East Edson NGL production relative to 2014. Condensate production in 2015 increased 13 percent to 479 bbl/d compared to 425 bbl/d in 2014.

Oil production of 1,626 bbl/d for 2015 was 44 percent lower than 2014 (2,906 bbl/d) mainly due to the disposition of non-core Mannville heavy oil assets during the fourth quarter of 2014 combined with natural declines and the decision to defer crude oil drilling activities and waterflood spending in light of depressed crude oil prices.

Commodity prices

	2015	2014
Reference prices
AECO Monthly Index ($/GJ)	2.62	4.19
AECO Daily Index ($/GJ)	2.55	4.27
Alberta Gas Reference Price ($/GJ)(1)	2.44	4.17
West Texas Intermediate (“WTI”) light oil ($USD/bbl)	48.79	92.99
Western Canadian Select (“WCS”) differential ($USD/bbl)	(13.52)	(19.40)
Average Perpetual prices
Natural gas
Before derivatives ($/Mcf)(2)(3)	2.87	4.50
Percent of AECO Monthly Index	97	98
Including derivatives ($/Mcf)	3.01	4.36
Percent of AECO Monthly Index	102	95
Oil
Before derivatives ($/bbl)	41.27	75.21
Including derivatives ($/bbl)	52.48	71.55
NGL ($/bbl)	33.72	73.97
(1)	Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties.
(2)	Natural gas price before derivatives includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on financial derivatives.
(3)	The average conversion ratio for Perpetual’s 2015 natural gas production is 1.12 GJ:1 Mcf (2014 – 1.10 GJ:1 Mcf).

Significant declines in benchmark prices on all commodities continued to affect Perpetual’s 2015 realized pricing compared to the prior year. Average AECO Monthly Index pricing of $2.62/GJ in 2015 was 37 percent lower than $4.19/GJ in 2014 as low weather-related demand and continued natural gas production growth extended the oversupply situation in North America. The decrease of WTI to $USD48.79/bbl in 2015 from $USD92.99/bbl in 2014 was partially offset by a narrowing of WTI to WCS differential pricing and a weaker Canadian dollar. Oversupply in the propane and butane market throughout 2015 has resulted in above average storage levels and amplified downward pressure on market NGL pricing.

Decreased AECO Monthly Index prices were reflected in Perpetual’s natural gas price before derivatives of $2.87/Mcf, down 36 percent from $4.50/Mcf in 2014. Perpetual’s average realized gas price, including derivatives, decreased 31 percent to $3.01/Mcf for the year ended December 31, 2015 from $4.36/Mcf in 2014. The Corporation’s realized 2015 natural gas price with derivatives includes $2.0 million of realized gains on natural gas derivatives and $3.2 million of gains realized on crystallizations of contracts before maturity.

Perpetual’s 2015 oil price, before derivatives, of $41.27/bbl decreased 45 percent compared to 2014 due primarily to the 48 percent decline in global oil pricing and includes adjustments related to the WTI to WCS differential and crude quality. Perpetual’s realized oil price of $52.48/bbl, including derivatives, was higher than the price before derivatives due to gains of $2.9 million recorded on financial crude oil derivative contracts and $3.8 million of gains realized on crystallizations of contracts before maturity.

Perpetual’s realized average NGL price decreased 54 percent from the prior year to $33.72/bbl, reflecting the drop in all NGL component prices as NGL supply growth has been bottlenecked by infrastructure in many regions of North America resulting in excess inventory levels.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 6

Commodity price risk management

Perpetual’s commodity price risk management strategy is focused on managing downside risk and increasing certainty in funds flow by mitigating the effect of commodity price volatility. Physical forward sales and financial derivatives are used to manage the balance sheet, to lock in economics on capital programs and acquisitions, and to take advantage of perceived anomalies in commodity markets. Perpetual also utilizes foreign exchange swaps and physical or financial swaps related to the differential between natural gas prices at the AECO and NYMEX trading hubs and oil basis differentials between WTI and WCS in order to mitigate the effects of fluctuations in foreign exchange rates and basis differentials on the Corporation’s realized revenue.

Natural Gas

Perpetual has in place natural gas financial contracts on an estimated 70 percent of forecasted natural gas production for 2016. The following tables provide a summary of derivative natural gas contracts outstanding at March 2, 2016. Subsequent to December 31, 2015, Perpetual realized gains of $1.6 million on crystallizations of 60,000 mmbtu per day of 2017 NYMEX to AECO basis differential contracts.

The following table provides a summary of physical natural gas sales arrangements at AECO. Settlements on these physical sales contracts are recognized in oil and natural gas revenue.

Term	Volumes sold (bought) at AECO (GJ/d)	Average price ($CAD/GJ)(1)	Market prices ($CAD/GJ)(2)	Type of contract
January 2016	(5,000)	2.15	2.20	Physical
January 2016	15,000	2.19	2.20	Physical
February 2016	20,000	2.19	2.23	Physical
March 2016	20,000	2.02	1.58	Physical

(1)       Average price calculated using weighted average price for net open contracts.

(2)       Market prices are based on settled AECO Monthly Index prices.

The Corporation had entered into financial natural gas sales arrangements at AECO as follows:

Term	Volumes sold (bought) at AECO (GJ/d)	Average price ($CAD/GJ)(1)	Market prices ($CAD/GJ)(2)	Type of contract
January 2016	(10,000)	2.15	2.20	Financial
January 2016	95,249	2.03	2.20	Financial
February 2016	47,500	2.22	2.23	Financial
March 2016	(47,500)	2.13	1.58	Financial
March 2016	94,500	2.12	1.58	Financial
April 2016 – December 2016	32,500	2.32	1.59	Financial

(1)       Average price calculated using weighted average price for net open contracts.

(2)       Market prices for January to March are based on settled AECO Monthly Index prices. Market prices for subsequent months are based on forward AECO prices as of  market close on March 2, 2016.

The Corporation had entered into financial natural gas sales arrangements at NYMEX as follows:

Term	Volumes sold (bought) at NYMEX (MMBTU/d)	Average price ($USD/MMBTU)(1)	Market prices ($USD/MMBTU)(2)	Type of contract
February 2016	(5,000)	2.26	2.19	Financial
February 2016	35,000	2.25	2.19	Financial
March 2016	30,000	2.15	1.71	Financial
April 2016 – December 2016	35,000	2.35	2.04	Financial
January 2017 – March 2017	10,000	2.77	2.63	Financial

(1)       Average price calculated using weighted average price for net open contracts.

(2)       Market prices for January to March are based on settled NYMEX prices. Market prices for subsequent months are based on forward NYMEX prices as of market close on March 2, 2016.

The following table provides a summary of basis differential contracts between AECO and NYMEX trading:

Term	Volumes (MMBTU/d)	AECO-NYMEX differential ($USD/MMBTU)	Market prices ($USD/MMBTU)(1)	Type of contract
February 2016	30,000	(0.74)	(0.51)	Financial
March 2016	30,000	(0.74)	(0.47)	Financial
April 2016 – December 2016	35,000	(0.73)	(0.79)	Financial
January 2017 – December 2017	50,000	(0.70)	(0.70)	Financial
(1)	Market prices are based on forward AECO-NYMEX differential prices as of market close on March 2, 2016.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 7

Crude Oil

The Corporation had entered into financial oil sales arrangements in $USD as follows:

Term	Volumes (bbl/d)	Floor price ($USD/bbl)	Ceiling price ($USD/bbl)	Market prices ($USD/bbl)(1)	Type of contract
January 2016 – December 2016	500	45.00	52.10	37.50	Financial
January 2016 – December 2016	500	42.00	50.70	37.50	Financial
January 2017 – December 2017	250	44.50	49.55	42.70	Financial
(1)	Market prices are based on forward WTI oil prices as of market close on March 2, 2016.

The following table provides a summary of basis differential contracts between WTI and WCS trading:

Term	Volumes (bbl/d)	WTI-WCS differential ($USD/bbl)(1)	Market prices ($USD/bbl)(2)	Type of contract
January 2016 – December 2016	500	(13.68)	(13.00)	Financial
(1)	Average price calculated using weighted average price for net open contracts; contracts settle at WTI index less a fixed basis amount.
(2)	Market prices are based on forward WTI-WCS differential prices as of market close on March 2, 2016.

Foreign Exchange

The Corporation has the following U.S. dollar forward sales arrangement:

Term	Notional $USD/month	Strike rate ($CAD/$USD)	Market prices ($CAD/$USD)(1)	Type of contract
January 2016 – March 2018	3,500,000	1.25	1.31	Financial
(1)	Market prices are based on forward $CAD/$USD exchange rates as of market close on March 2, 2016.

If the average monthly exchange rate is above the strike rate the Corporation pays $USD3,500,000 multiplied by the difference between the average monthly exchange rate and the strike rate. If the average monthly exchange rate is below than the strike rate the Corporation receives $USD3,500,000 multiplied by the difference between the average monthly exchange rate and the strike rate.

The Corporation has the following U.S. dollar forward sales arrangement:

Term	Notional $USD/month	Boosted notional(1) $USD / month	Strike rate ($CAD / $USD)	Market prices ($CAD/$USD)(2)	Type of contract
March 2016 – February 2018	1,000,000	3,000,000	1.25	1.34	Financial
(1)	If the spot rate at expiry of each contract month is below the strike rate Perpetual pays $USD3,000,000 multiplied by the difference between the spot rate at expiry and the strike rate.
(2)	Market prices are based on forward $CAD/$USD exchange rates as of market close on March 2, 2016.

If the spot rate at expiry of each contract month is above the strike rate the Corporation receives $USD1,000,000 multiplied by the difference between the spot rate at expiry and the strike rate. Cumulative receipts on this contract are limited to a total of $0.8 million.

Revenue

($ thousands, except as noted)	2015	2014
Petroleum and natural gas revenue
Natural gas(1)	109,186	168,521
Oil(1)	24,497	79,781
NGL	8,754	14,488
Total petroleum and natural gas revenue	142,437	262,790
Realized gains (losses) on derivatives	4,626	(9,127)
Realized revenue	147,063	253,663
Unrealized gains (losses) on derivatives	(16,063)	11,946
Total revenue	131,000	265,609
Realized revenue ($/boe)	20.45	33.81
Total revenue ($/boe)	18.21	35.41
(1)	Includes revenues related to physical forward sales contracts which settled during the period.

Perpetual’s petroleum and natural gas (“P&NG”) revenue, before derivatives, for the year ended December 31, 2015 of $142.4 million decreased 46 percent from 2014, primarily due to lower commodity prices with only a marginal decrease in overall production.

Natural gas revenue, before derivatives, of $109.2 million for 2015 decreased 35 percent from $168.5 million in 2014 reflecting lower natural gas prices. Volumes associated with the West Edson Property swap completed on April 1, 2015 were more than offset through the 2014 and 2015 East Edson development program along with commissioning and expansion of the new East Edson gas plant in the third quarter of 2015.

Oil revenues of $24.5 million in 2015 were 69 percent lower than 2014 ($79.8 million) due to lower crude oil prices, reduced production as a result of the fourth quarter 2014 Mannville non-core heavy oil property disposition, natural declines, and the deferral of crude oil drilling programs. Oil index price declines were partially mitigated by a narrowing of WTI-WCS differentials and a lower $CAD to $USD exchange rate.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 8

NGL revenue for the year declined 40 percent from 2014 to $8.8 million as lower commodity prices more than offset a 32 percent increase in production.

Realized gains on derivatives totaled $4.6 million for 2015 compared to losses of $9.1 million in 2014. Total gains in the current year were comprised of $5.1 million on natural gas derivatives and $6.7 million from oil derivatives, partially offset by $7.2 million of losses on forward foreign exchange arrangements.

The Corporation recorded unrealized losses on derivatives of $16.1 million during 2015 compared to unrealized gains of $11.9 million for 2014. Unrealized gains and losses represent the change in mark-to-market value of derivative contracts as forward commodity prices and foreign exchange rates change. Unrealized gains and losses on derivatives are excluded from the Corporation’s calculation of funds flow as they are non-cash. Derivative gains and losses vary depending on the nature and extent of derivative contracts in place, which in turn, vary with the Corporation’s assessment of commodity price risk, committed capital spending and other factors.

Royalties

($ thousands, except as noted)	2015	2014
Crown	4,394	16,425
Freehold and overriding(1)	11,950	15,599
Total	16,344	32,024
Crown (% of P&NG revenue)	3.1	6.2
Freehold and overriding (% of P&NG revenue)	8.4	6.0
Total (% of P&NG revenue)	11.5	12.2
$/boe	2.27	4.27
(1)	Includes payments of $6.9 million under the East Edson overriding royalty arrangement (2014 - $5.2 million).

Royalty expenses for 2015 were $16.3 million, representing a slight decrease in the effective combined average royalty rate on P&NG revenue to 11.5 percent from 12.2 percent in 2014. Average crown royalty rates decreased to 3.1 percent in 2015 compared to 6.2 percent in 2014 partially as a result of lower Alberta natural gas reference prices combined with declining oil and NGL prices. Crown royalty rates in 2015 were also reduced by increased production from new East Edson wells which benefited from reduced rates and credits received under the Crown’s natural gas deep drilling program.

Freehold and overriding royalty rates for the year ended December 31, increased from 6.0 percent in 2014 to 8.4 percent in 2015 reflecting the full year effect of the additional gross overriding royalties beginning July 1, 2014 under Perpetual’s 2014 East Edson royalty disposition and farm-in agreements which, in combination, entitle the partner to a maximum of 5.6 MMcf/d of natural gas from the East Edson property plus oil and associated NGLs on a monthly basis. Excluding royalty payments of $6.9 million under the East Edson overriding royalty arrangement (2014 - $5.2 million), the effective freehold and overriding royalty rate for the year ended December 31 was 3.5 percent compared to 4.0 percent in 2014.

Production and operating expenses

($ thousands, except as noted)	2015	2014
Production and operating expenses	65,133	78,128
$/boe	9.06	10.41

Total production and operating expenses decreased 17 percent to $65.1 million for 2015 compared to $78.1 million for 2014, reflecting company-wide cost saving initiatives, the re-deployment of operations personnel to abandonment and reclamation projects, and start-up of the new low cost Company owned and operated gas plant at East Edson.

Municipal property taxes continue to represent a significant portion of corporate operating costs at $10.2 million, or $1.42 per boe (16 percent of total operating costs) for the year ended December 31, 2015. The calculation of property taxes for pipelines and wells is based on a prescribed formula methodology which results in a tax assessment base that is dramatically misrepresentative of the property value for the Company’s mature assets. As a result, property taxes for Perpetual’s shallow gas production in Eastern Alberta were $9.7 million ($0.49 per Mcf; $2.94 per boe) for 2015, which represents 20 percent of operating costs for shallow gas production and 130 percent of pre-municipal tax operating netbacks for these properties, excluding realized gains on derivatives, completely eliminating positive operating cash flow on most shallow gas properties. Property taxes were 103 percent of Eastern Alberta shallow gas pre-municipal tax operating netbacks, including allocation of realized gains on derivatives proportionate with production, for the year ended 2015.

Transportation costs

($ thousands, except as noted)	2015	2014
Transportation costs	12,058	12,684
$/boe	1.68	1.69

Transportation costs include clean oil trucking and NGL transportation as well as costs to transport natural gas from the plant gate to commercial sales points. Consistent with the marginal decrease in production, transportation costs in 2015 decreased five percent to $12.1 million from $12.7 million for the same period in 2014, reflecting lower oil sales volumes and lower rates on clean oil trucking.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 9

Operating netbacks

	2015	2014
Operating netback ($ thousands)
Realized revenue(1)	147,063	253,663
Royalties(2)	(16,344)	(32,024)
Production and operating expenses	(65,133)	(78,128)
Transportation costs	(12,058)	(12,684)
Total operating netback	53,528	130,827
Boe operating netback ($/boe)
Realized revenue(1)	20.45	33.81
Royalties(2)	(2.27)	(4.27)
Production and operating expenses	(9.06)	(10.41)
Transportation costs	(1.68)	(1.69)
Total operating netback	7.44	17.44
(1)	See “Non-GAAP measures” in this MD&A.
(2)	Includes payments of $6.9 million under the East Edson overriding royalty arrangement (2014 - $5.2 million).

Perpetual’s 2015 operating netback of $7.44/boe ($53.5 million) decreased 59 percent from $17.44/boe ($130.8 million) in 2014, primarily as a result of decreased revenue reflecting lower commodity prices despite lower per boe royalties, operating expenses and transportation costs.

Gas over bitumen

($ thousands, except as noted)	2015	2014
Gas over bitumen revenue	3,153	8,888
Payments on financial obligation(1)	(3,704)	(2,829)
Gas over bitumen, net of payments	(551)	6,059
$/boe	(0.08)	0.81
(1)	At December 31, 2015, the fair value of the GOB financial obligation is estimated to be $10.0 million (2014 - $15.4 million).

Perpetual records revenue in relation to GOB royalty credits received under the Natural Gas Royalty Regulation as a result of its working interests in a number of natural gas wells which have been shut-in pursuant to shut-in orders issued by the Government of Alberta. During 2015, Perpetual recorded $3.2 million in GOB revenue; a decrease of $5.7 million from the same period in 2014 attributable to the 41 percent decrease in Alberta gas reference prices, combined with the annual 10 percent decline in deemed production.

GOB revenue earned throughout 2015 was offset by payments of $3.7 million in relation to the 2014 monetization of Perpetual’s future GOB royalty credits. As part of the arrangement, Perpetual makes monthly payments to the purchaser, which from time to time will vary from the actual GOB revenue received in the period due to timing differences. The monthly payment commitment expires concurrent with the GOB Royalty Adjustment entitlements, with final expiries expected to occur in June 2021.

Under IFRS, the monetization of future GOB royalty credits in 2014 was recorded as a financial obligation; however entitlement to future revenue from GOB royalty credits are not recorded as an asset but as revenue with the passage of time as it is earned. As such, GOB revenue will continue to be recognized separately as revenue in accordance with Perpetual’s accounting policies with the monthly payments recognized separately as a reduction to the GOB financial obligation. For purposes of this MD&A, the monthly payments have been included as a reduction to GOB revenue to reflect the substantive monetization of the future GOB royalty credits. During 2015 the GOB financial obligation was reduced by payments of $3.7 million and a gain of $1.7 million included in non-cash finance expense representing a reduction in the fair value of the GOB financial obligation compared to 2014, as a result of lower forecasted natural gas reference prices.

Exploration and evaluation

($ thousands)	2015	2014
Lease rentals	2,866	3,165
Geological and geophysical costs(1)	1,526	644
Lease expiries	6,338	2,135
Total exploration and evaluation	10,730	5,944
(1)	Geological and geophysical expenditures and dry hole costs are expensed directly in the Corporation’s statement of income (loss); they are considered by Perpetual to be more closely related to investing activities than operating activities, and therefore are included with capital expenditures for the purposes of this MD&A.

Exploration and evaluation (“E&E”) costs include lease rentals on undeveloped acreage, geological and geophysical costs and lease expiries. E&E costs of $10.7 million in 2015 were $4.8 million higher than 2014 with higher lease expiries and higher geological and geophysical expenditures in the current year. Geological and geophysical costs include the completion of two 3D seismic surveys which were initiated in 2014 and completed in 2015 in East Edson and West Edson.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 10

General and administrative expenses

($ thousands, except as noted)	2015	2014
Cash general and administrative expense	17,461	22,371
Share based compensation expense (non-cash)	3,774	5,972
Total general and administrative expense	21,235	28,343
Cash general and administrative expense ($/boe)	2.43	2.98
Share based compensation expense (non-cash) ($/boe)	0.52	0.80

Cash G&A expense decreased 22 percent to $17.5 million in 2015 from $22.4 million in 2014 reflecting reductions in consulting fees and savings related to modified work schedules, elimination of annual bonuses and on-going cost saving initiatives implemented by the Corporation in response to the depressed commodity price environment. Cost savings initiatives were partially offset by reduced overhead recoveries in 2015 as a result of a reduced capital spending program compared to the prior year.

Non-cash compensation expenses for the year ended December 31 decreased $2.2 million compared to the same period in 2014 as a result of performance multiplier adjustments related to performance share rights issued and outstanding.

Gains on dispositions and asset swaps

Perpetual recorded gains on property transactions of $146.6 million for the year ended December 31, 2015. Transactions included the West Edson Property swap completed on April 1, 2015 in exchange for TOU shares, the disposition of certain fee simple lands and related seismic data for proceeds of $21.0 million. Also included in gains on dispositions in 2015 were net gains recognized on non-monetary transactions including the carried farm-in investment on undeveloped Duvernay lands in the Waskahigan area, as well as an asset swap to acquire an increased interest in existing reserves and undeveloped acreage in its core East Edson property in exchange for its interest in certain non-core undeveloped lands.

Depletion and depreciation

($ thousands, except as noted)	2015	2014
Depletion and depreciation	88,364	94,736
$/boe	12.29	12.63

Perpetual recorded $88.4 million of depletion and depreciation expense for the year ended December 31, 2015 (2014 - $94.7 million). On a per boe basis, 2015 depletion and depreciation expense of $12.29/boe was three percent lower than depletion and depreciation expense of $12.63/boe recorded in 2014.

Impairment losses

At December 31, 2015, indicators of potential impairment were identified related to the reduction in commodity prices and future commodity price forecasts estimated by third party independent engineers. Perpetual measured the carrying values of each of its cash generating units (“CGUs”), less the corresponding decommissioning obligations, against the estimated recoverable amount based on value in use which Perpetual deemed to be higher compared to fair value less cost to sell. A net impairment loss of $23.7 million was recorded for 2015 which included a $6.5 million impairment loss in Birchwavy East CGU and a $2.5 million impairment loss in Birchwavy West CGU as a result of lower forecasted oil and natural gas prices. The Corporation also determined that future production from the shut-in GOB wells is unlikely in the continued absence of a technical solution or permitted production. Impairment losses for 2015 further included $14.7 million for de-recognition of the GOB CGU, net of $3.8 million for de-recognition of the provision for estimated future repayments of GOB credits received.

In 2014, Perpetual recorded net impairments of $21.4 million in the Birchwavy East and Birchwavy West CGUs.

Finance expenses

Interest

($ thousands)	2015	2014
Cash interest
Senior notes	24,062	17,670
Convertible debentures	2,441	8,912
Bank debt	4,143	3,373
Total cash interest	30,646	29,955
Non-cash interest
Amortization of debt issue costs	2,036	4,896
Total interest	32,682	34,851

Total cash interest expense of $30.6 million for the year ending December 31, 2015 was consistent with the prior year ($30.0 million). Increased cash interest on senior notes resulted from the full year effect of the issuance of an additional $125 million 8.75 percent senior notes on July 23, 2014. Higher interest on senior debt was partially offset by reduced interest on convertible debentures due to the full repayment of the 7.25% convertible debentures in August 2014 and partial repayment of $25 million of the 7.00% Debentures on December 31, 2014. The repayment of debentures also contributed to a reduction in period over period non-cash debt issue cost amortization.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 11

Other finance expenses

($ thousands)	2015	2014
Accretion on decommissioning obligations	4,034	5,400
Accretion and change in estimate on GOB obligation	498	376
Change in fair value of financial obligation	(1,675)	(3,035)
Change in fair value of TOU Share financial arrangement	(171)	–
Change in carrying amount of Rights derivative	(7,478)	–
Other finance expenses	(4,792)	2,741

Other finance expenses for the year ended December 31, 2015 included accretion on decommissioning obligations of $4.0 million (2014 - $5.4 million) and accretion and change in estimate on the GOB obligation of $0.5 million (2014 – $0.4 million), partially offset by a gain of $1.7 on the change in fair value of the GOB financial obligation, a gain of $0.2 million on a the change in fair value of the TOU Share financial arrangement and a $7.5 million non-cash gain related to the Rights Offering. Under IFRS, the Corporation initially recognized a derivative liability (the “Rights derivative”) in conjunction with filing of the final prospectus on December 7, 2015 which was transferred to equity on December 22, 2015 with determination of the number of common shares to be issued for each Right. A non-cash gain of $7.5 million is included in non-cash finance expenses related to the change in the carrying amount of the Rights derivative between December 7, 2015 and December 22, 2015.

Change in fair value of marketable securities

During 2015, the Corporation recorded an unrealized loss of $104.8 million related to the change in fair value of marketable securities, which represents the change in value of 6.5 million TOU Shares held from closing on of the West Edson property swap on April 1 ($38.32 per share) and December 31, 2015 ($22.35 per share).

Share of net income (loss) of equity-method investment

For the year ended December 31, 2015, Perpetual recorded income of $0.2 million on its equity investment in WGS LP compared to a loss of $3.2 million for the same period in 2014. There were no dividends declared or received for the year ended December 31, 2015 or 2014.

Funds flow

Low commodity prices continued to have a dramatic impact on financial results with the Corporation recognizing funds flow of $2.0 million for the year ended December 31, 2015, compared to $81.4 million of funds flow recorded in 2014. Commodity price declines have led to a drastic reduction in 2015 funds flow despite consistent production levels year-over-year and significant corporate cost-savings initiatives throughout 2015. Through reductions in operating, transportation costs and general and administrative expenses, combined with royalty reductions, all-in cash costs were 19 percent ($33.8 million) lower than 2014. Despite these significant cost reductions, the 42 percent drop in realized revenue virtually eliminated cash flow margins and translated to a 98 percent decrease in funds flow year over year.

	($ thousands)	2015 ($/boe)	($ thousands)	2014 ($/boe)
Realized revenue(1)	147,063	20.45	253,663	33.81
Royalties(2)	(16,344)	(2.27)	(32,024)	(4.27)
Production and operating expenses	(65,133)	(9.06)	(78,128)	(10.41)
Transportation costs	(12,058)	(1.68)	(12,684)	(1.69)
Operating netback(1)	53,528	7.44	130,827	17.44
GOB revenue net of payments	(551)	(0.08)	6,059	0.81
Exploration and evaluation – lease rentals(3)	(2,866)	(0.40)	(3,165)	(0.42)
Cash G&A	(17,461)	(2.43)	(22,371)	(2.98)
Interest(3)	(30,646)	(4.26)	(29,955)	(3.99)
Funds flow(1)	2,004	0.28	81,395	10.86
(1)	See “Non-GAAP measures” in this MD&A.
(2)	Includes payments of $6.9 million under the East Edson overriding royalty arrangement (2014 - $5.2 million).
(3)	Excludes non-cash items.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 12

Net Income (Loss)

Perpetual recorded a net loss of $89.3 million ($12.41 per boe) for the year ended December 31, 2015, compared to income of $3.4 million ($0.45 per boe) for 2014 primarily as a result of lower funds flow, unrealized losses on marketable securities and derivatives and impairment losses, which were partially offset by gains on dispositions.

	($ thousands)	2015 ($/boe)	($ thousands)	2014 ($/boe)
Funds flow(1)	2,004	0.28	81,395	10.86
Unrealized gains (losses) on derivatives	(16,063)	(2.23)	11,946	1.59
Payments on financial obligation	3,704	0.51	2,829	0.38
Exploration and evaluation(2)	(7,864)	(1.09)	(2,779)	(0.37)
Compensation expense, non-cash	(3,774)	(0.52)	(5,972)	(0.80)
Gain on dispositions	146,632	20.39	42,944	5.72
Depletion and depreciation	(88,364)	(12.29)	(94,736)	(12.63)
Impairment losses	(23,700)	(3.30)	(21,400)	(2.85)
Finance expense, non-cash	2,756	0.38	(7,637)	(1.02)
Change in fair value of marketable securities	(104,828)	(14.57)	–	–
Share of net income (loss) of equity-method investment	223	0.03	(3,224)	(0.43)
Net income (loss)	(89,274)	(12.41)	3,366	0.45
(1)	See “Non-GAAP measures” in this MD&A.
(2)	Includes non-cash exploration and evaluation expense from expired leases and geological and geophysical costs.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 13

SUMMARY OF QUARTERLY RESULTS

($ thousands, except where noted)	Q4 2015	Q3 2015	Q2 2015	Q1 2015

Financial
Oil and natural gas revenues	33,044	35,460	32,129	41,804
Funds flow(1)	362	(2,514)	2,635	1,521
Per share – basic	0.00	(0.02)	0.02	0.01
Net income (loss)	(93,539)	(67,139)	104,121	(32,717)
Per share – basic	(0.62)	(0.44)	0.70	(0.22)
– diluted	(0.62)	(0.44)	0.66	(0.22)
Capital expenditures
Exploration and development	808	14,670	13,069	46,886
Geological and geophysical	(93)	16	105	1,498
Acquisitions	–	–	240	3
Dispositions	–	(2,630)	(21,337)	11
Other	25	584	280	21
Net capital expenditures	740	12,640	(7,643)	48,419
Common shares (thousands)
Weighted average – basic	151,638	150,980	149,368	148,531
Weighted average – diluted	151,638	150,980	157,594	148,531
Operating
Daily average production
Natural gas (MMcf/d)	105.1	105.5	86.0	120.4
Oil (bbl/d)	1,278	1,426	1,766	2,045
NGL (bbl/d)	866	741	522	713
Total (boe/d)	19,661	19,758	16,621	22,819
Average prices
Natural gas – before derivatives ($/Mcf)	2.74	2.91	2.80	3.01
Natural gas – including derivatives ($/Mcf)	2.92	2.86	3.10	3.14
Oil – before derivatives ($/bbl)	33.04	40.58	52.35	37.37
Oil – including derivatives ($/bbl)	39.81	41.40	74.33	49.41
NGL ($/bbl)	33.68	28.07	38.64	36.15
(1) See “Non-GAAP measures” in this MD&A.

($ thousands, except where noted)	Q4 2014	Q3 2014	Q2 2014	Q1 2014

Financial
Oil and natural gas revenues	62,562	63,126	72,348	64,754
Funds flow(1)	17,316	20,831	25,864	17,384
Per share – basic	0.12	0.14	0.17	0.12
Net income (loss)	(18,723)	36,414	2,549	(17,324)
Per share – basic	(0.12)	0.24	0.02	(0.12)
– diluted	(0.12)	0.23	0.02	(0.12)
Capital expenditures
Exploration and development	25,639	46,583	12,251	31,340
Geological and geophysical	379	34	218	13
Acquisitions	756	–	91	151
Dispositions	(21,351)	(46,998)	(3,000)	–
Other	84	347	108	75
Net capital expenditures	5,507	(34)	9,668	31,579
Common shares (thousands)
Weighted average – basic	149,084	149,574	148,835	148,448
Weighted average – diluted	149,084	160,282	157,555	148,448
Operating
Daily average production
Natural gas (MMcf/d)	122.5	97.8	97.8	92.1
Oil (bbl/d)	2,638	2,894	3,185	2,911
NGL (bbl/d)	624	430	553	540
Total (boe/d)	23,685	19,640	20,053	18,794
Average prices
Natural gas – before derivatives ($/Mcf)	3.96	4.35	4.95	4.90
Natural gas – including derivatives ($/Mcf)	4.16	4.35	4.66	4.35
Oil – before derivatives ($/bbl)	59.80	78.37	83.20	77.43
Oil – including derivatives ($/bbl)	67.05	74.55	73.31	70.71
NGL ($/bbl)	59.63	77.56	82.36	79.33
(1) See “Non-GAAP measures” in this MD&A.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 14

FOURTH QUARTER FINANCIAL AND OPERATING RESULTS

Perpetual restricted spending on exploration and development activities during the fourth quarter of 2015 in response to the low commodity price environment with $0.8 million spent in the period for residual spending on capital activities initiated earlier in the year. An additional $2.4 million was directed to the Company’s abandonment and reclamation activities in the fourth quarter. The Corporation focused on cost-reduction initiatives while preserving optionality, value and inventory with a view to eventual commodity price recovery.

Perpetual’s production in the fourth quarter of 19,661 boe/d was 17 percent lower than 2014 (23,685 boe/d), reflecting lost volumes associated with the fourth quarter 2014 disposition of heavy oil assets at Mannville, the second quarter 2015 West Edson Property swap, and natural declines which were partially offset by a 106 percent increase in East Edson production related to the Company’s drilling program and facilities expansion in the area.

Realized revenue decreased 47 percent during the fourth quarter of 2015 compared to the same period in 2014 reflecting the precipitous decline in natural gas, oil and NGL prices. Lower royalty expenses related to the decline in Alberta reference pricing along with reductions in operating and general and administrative costs somewhat mitigated the effect of the commodity price decline, resulting in Perpetual recording funds flow of $0.4 million for the fourth quarter of 2015 compared to $17.3 million in 2014. A net loss of $93.5 million ($0.62 per share) was recorded for the fourth quarter of 2015.

LIQUIDITY, CAPITALIZATION AND FINANCIAL RESOURCES

Perpetual targets to maintain a strong capital base to retain investor, creditor and market confidence, and to sustain the future development of the business. The Corporation strives to manage its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of its underlying oil and natural gas assets. Perpetual’s capital structure includes share capital, bank debt, senior notes, and adjusted working capital, with value and liquidity enhanced through the current ownership of TOU Shares. In order to manage its capital structure, the Corporation may from time to time issue equity or debt securities, enter into business transactions including the sale of assets and adjust its capital spending to manage current and projected debt levels.

During the second quarter of 2015 Perpetual closed the West Edson Property swap for TOU shares. The transaction positioned Perpetual to capture the upside of the West Edson Property through ownership of the TOU Shares and also exposed Perpetual shareholders to the value creation potential inherent in Tourmaline’s extensive land and drilling opportunity inventory and strong balance sheet in this period of low commodity prices. It also materially strengthened Perpetual’s financial situation, augmenting the Company’s potential to optimize the shareholder value inherent in its existing diversified portfolio of assets. The TOU Shares also provide greater flexibility to capture and evaluate other new high impact opportunities and pursue strategic initiatives. At the same time, the liquidity inherent in the TOU Shares significantly enhances Perpetual’s financial position, augmenting the Company’s options to manage downside risk and enhancing Perpetual’s ability to fund attractive investment opportunities through this period of low commodity prices. During the third quarter and early in the fourth quarter, Perpetual sold a total of 250,000 TOU Shares for total proceeds of $8.6 million ($34.23 per share) to provide liquidity to manage its margin loan obligations.

To improve liquidity and address financial obligations due in the fourth quarter of 2015, Perpetual completed a series of recapitalization transaction which included:

•	The execution of the TOU Share financing arrangement during the fourth quarter that provided net proceeds of $18.2 million collateralized by 1.0 million TOU shares;
•

Extension of Perpetual’s current bank lending arrangements to October 31, 2016 with total borrowing capacity of $62 million, comprised of a $20.0 million demand loan and a $42.0 million margin loan secured by 5.5 million TOU shares;

•	Settlement of the 7.00% Convertible Debentures due December 31, 2015 ( the “Debentures”) with the issuance of approximately 228.9 million common shares of Perpetual; and
•	A $25.0 million fully backstopped rights offering (the “Rights Offering”) which closed on January 18, 2016. The Company issued 665.4 million common shares on closing of the Rights Offering.

The effect of these recapitalization transactions extended the term of the Company’s earliest maturing debt to October 31, 2016, infused additional liquidity through the Rights Offering for ongoing capital programs and provided a reduction to debt and preserved liquidity to manage downside risk while allowing for retention of potentially undervalued assets in the current low commodity price environment. These transactions provided a number of benefits consistent with Perpetual’s strategic priorities including:

•	Providing the Corporation with a stronger financial foundation and capital structure to operate within the current uncertain commodity price and operating environment;
•	Reducing total indebtedness resulting in future interest savings;
•	Providing new equity capital to be contributed towards Perpetual’s 2016 capital program; and
•	Preserving the Corporation’s portfolio of strategic assets for future growth, including its East Edson asset in west central Alberta and the ownership of 6.5 million TOU Shares.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 15

Capital Management

($ thousands, except as noted)	December 31, 2015	December 31, 2014
Bank indebtedness	42,000	–
Senior notes, measured at principal amount	275,000	275,000
Convertible debentures, measured at principal amount	–	34,878
Carrying amount of share forward financial obligation	18,059
Carrying amount of marketable securities(1)	(145,275)	–
Adjusted working capital deficiency (surplus)(2)	13,832	21,867
Net debt(2)	203,616	331,745
Shares outstanding at end of period (thousands)	382,288	150,077
Market price at end of period ($/share)	0.05	1.14
Market value of shares	19,114	171,088
Total capitalization(2)	222,730	502,833
Net debt as a percentage of total capitalization	91	66
Trailing twelve months funds flow(2)	2,004	81,395
Net debt to funds flow ratio(3)	101.6	4.1
(1)	The carrying amount of marketable securities is based on the period end closing price per the TSX ($22.35 per share) and 6.5 million TOU Shares held.
(2)	See “Non-GAAP measures” in this MD&A.
(3)	Net debt to funds flow is calculated based on trailing funds flow for the most recent four quarters.

The Corporation monitors capital based on the ratio of net debt to trailing twelve months (“TTM”) funds flow. As at December 31, 2015, the Corporation’s ratio of net debt to TTM funds flow had increased from year end 2014, to 101.6 to 1 (December 31, 2014 – 4.1 to 1). The increase reflects the significant impact of declining commodity prices at the end of 2014 and continuing through 2015 which negatively impacted funds flow and resulted in higher levels of bank debt. The increase was partially offset by the inclusion of the period end value of the TOU shares and the settlement of the Debentures with equity, combined with a significant decline in the market value of Perpetual’s shares as at December 31, 2015 which marked a 56 percent reduction to total capitalization compared to the prior year.

The ratio of net debt to TTM funds flow is monitored continuously by the Corporation and varies based on such factors as acquisitions or dispositions, commodity prices, forecasts of future commodity prices, price management contracts, projected cash flows, capital expenditure programs and timing of such programs. As part of the management of this ratio, the Corporation prepares annual capital expenditure budgets and monthly funds flow forecasts, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment, acquisition and development activities and general industry conditions. Capital spending budgets are approved by the Board of Directors.

At December 31, 2015, Perpetual had total debt net of working capital and the market value of TOU Shares of $203.6 million, down $128.1 million (39 percent) from December 31, 2014. The reduction reflects settlement of the convertible debentures and the inclusion of the period end value of the TOU shares, offset by year to date 2015 capital spending and decommissioning expenditures funded primarily through increased bank indebtedness with limited funds flow during the year as a result of depressed oil, natural gas and NGL prices.

Perpetual’s adjusted working capital deficit at December 31, 2015 was $13.8 million compared to $21.9 million at December 31, 2014. Accounts payables and restricted cash balances decreased from year-end 2014 due to clearing of unapplied cash calls to fund the remaining portion of the partner’s share of drilling activities in East Edson in early 2015 followed by reduced capital spending in the fourth quarter of 2015. The decrease in accounts payable was mostly offset by a decrease in accounts receivables as a result of lower commodity prices.

Reconciliation of net debt

($ millions)
Net debt, December 31, 2014(1)	331.7
Capital expenditures(2)	77.9
Expenditures on decommissioning obligations	7.6
Dispositions, net of acquisitions	(23.7)
Period end balance of marketable securities(3)	(145.3)
Funds flow(1)	(2.0)
Settlement of convertible debentures	(34.9)
Proceeds on sale of marketable securities	(8.6)
Other	0.9
Net debt, December 31, 2015(1)	203.6
(1)	See “Non-GAAP measures” in this MD&A.
(2)	Capital expenditures consist of exploration and development spending including geological and geophysical costs and corporate assets.
(3)	The period end balance of marketable securities is based on the closing price per the TSX and 6.5 million share pledge under the Corporation’s credit facility agreement.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 16

Bank indebtedness

The Corporation’s credit facility and margin loan is with a syndicate of Canadian chartered banks. On April 1, 2015, as part of the lender’s semi-annual review of the borrowing base and in conjunction with the West Edson swap, total availability was reduced from $105 million to $100 million consisting of a margin loan of $75 million secured by the pledge of 6.75 million TOU Shares, and a revolving credit facility of $25 million which included a $10 million demand loan and $15 million working capital facility. On December 24, 2015, as part of Perpetual’s recapitalization transactions, Perpetual’s lenders adjusted the total borrowing capacity to $62 million consisting of a margin loan of $42 million secured by the pledge of 5.5 million TOU Shares, and a revolving credit facility of $20 million which includes a $5 million demand loan and $15 million working capital facility.

Revolving Credit Facility

Advances under the credit facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit at the Corporation’s option. At December 31, 2015, cash and cash equivalents are shown net of a $5.0 million BA outstanding on the revolving credit facility (December 31, 2014 – nil). The Corporation also had outstanding letters of credit in the amount of $5.4 million (December 31, 2014 – $8.8 million). Collateral for the revolving credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Corporation, as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the credit facility.

The credit facility bears interest at its lenders’ prime rate or BA rates, plus applicable margins and standby fees. The applicable margins range between 1.25% and 4.75% depending on the form of borrowing and changes in the Corporation’s ratio of consolidated debt to income before interest, taxes, and non-cash items (“Consolidated Debt Ratio”) for the most recently completed reporting period. Consolidated debt is defined as the sum of the period end balance of the credit facility, senior notes and outstanding letters of credit.

The revolving feature of the credit facility expires on October 31, 2016. The next semi-annual redetermination is set to occur on this date.

Margin Loan

Beginning April 1, 2015, as part of the semi-annual borrowing base review, Perpetual’s lending commitment included a $75 million margin loan which was secured by the pledge of 6.75 million TOU Shares. The sale of 0.25 million TOU Shares in the second half of 2015 and establishment of the share forward financial obligation, combined with the decline of Tourmaline’s share price over the third and fourth quarters impacted the value of the collateralized TOU shares resulting in a series of reductions from the initial $75.0 million margin loan to $42.0 million. At December 31, Perpetual had a margin loan of $42 million collaterized by 5.5 million TOU Shares. The Corporation is required to maintain a 1 to 3 lending ratio based on the daily closing market value of TOU Shares.

The margin loan had an initial maturity date of November 30, 2015 which was extended to October 31, 2016 in conjunction with the recapitalization transactions. Collateral for the margin loan is provided by a securities pledge agreement relating to the TOU Shares obtained in conjunction with the swap of the West Edson Property. The margin loan bears interest at its lenders’ prime rate plus applicable margins ranging from 1.25% to 4.75% depending on changes in the Corporation’s Consolidated Debt Ratio for the most recently completed reporting period.

Covenants

At December 31, 2015, the Corporation has a working capital covenant restricting the sum of borrowings under the revolving credit facility plus net working capital liabilities to a total of $40 million (excluding amounts drawn under the margin loan). Net working capital liabilities includes cash and cash equivalents, accounts receivable, prepaid expenses and deposits and accounts payable and accrued liabilities, plus an adjustment for accrued interest on Senior Notes payable from the date of the calculation up to and including expiry of the credit facility (October 31, 2016).

The Corporation also has maintenance covenants that require consolidated senior debt to TTM income before interest, taxes, depletion and depreciation and non-cash items (“EBITDA”) to be maintained within certain thresholds. Consolidated senior debt is defined as the sum of the Corporation’s period end balance of the margin loan, credit facility and outstanding letters of credit reduced by the lesser of the mark to market value or the quarterly average value of 5.5 million TOU Shares pledged to the credit facility. The existing covenant limiting the ratio of consolidated senior debt to TTM EBITDA remains at 3.0 to 1.0 except in the quarters ended June 30 and September 30, 2016 where the limit has been increased to 3.5 to 1.0.

The Corporation was in compliance with the lender’s covenants at December 31, 2015.

Convertible Debentures

On November 20, 2015, pursuant to the terms of the Convertible Debentures, Perpetual provided notice to exercise its right to repay the outstanding principal amount of the 7.00% Convertible Debentures of $34.9 million in equity. On December 31, 2015, Perpetual settled the 7.00% Convertible Debentures through the issuance of approximately 228.9 million common shares. The number of common shares issued was determined by dividing the principal amount of Convertible Debentures currently outstanding by 95% of the volume weighted average trading price of Common Shares for the 20 consecutive trading days ending on December 22, 2015, the fifth trading day preceding the Maturity Date. All accrued and unpaid interest on the Convertible Debentures was paid in cash at the maturity date of December 31, 2015.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 17

Senior Notes

At December 31, 2015, Perpetual had $275 million of senior notes outstanding. Additional information on the senior notes is as follows:

				Carrying amount
	Maturity date	Principal	Interest rate	December 31, 2015	December 31, 2014
2011 senior notes(1)	March 15, 2018	150,000	8.75%	148,724	148,223
2014 senior notes(2)	July 23, 2019	125,000	8.75%	122,934	122,467
		275,000		271,658	270,690
(1)	Issued March 15, 2011, interest payable semi-annually on September 15 and March 15 of each year.
(2)	Issued July 23, 2014, interest payable semi-annually on January 23 and July 23 of each year.

The fair market value of the senior notes at March 2, 2016 was $149.9 million.

The senior notes are direct senior unsecured obligations of Perpetual, ranking pari passu with all other present and future unsecured and unsubordinated indebtedness of the Corporation. The Corporation can redeem up to 35 percent of the principal amount of the senior notes at a premium to face value with proceeds from common share offerings up to three years prior to maturity. Within three years of maturity the Corporation can repay the senior notes at a premium to face value based on the date of repayment.

The senior notes have a cross-default provision with the Corporation’s credit facility which has a working capital covenant restricting the sum of borrowings under the revolving credit facility plus net working capital liabilities to a total of $40 million (excluding amounts drawn under the margin loan). Net working capital liabilities include accounts receivable, prepaid expenses and deposits and accounts payable and accrued liabilities.

The cross-default provision also applies to the maintenance covenants that require consolidated senior debt to TTM EBITDA to be maintained within certain thresholds. Consolidated senior debt is defined as the sum of the Corporation’s period end balance of the margin loan, credit facility and outstanding letters of credit reduced by the lesser of the mark to market value of the TOU Shares or the TOU Share quarterly average value. The existing covenant limiting the ratio of consolidated senior debt to TTM EBITDA remains at 3.0 to 1.0 except in the quarters ended June 30 and September 30, 2016 where the limit has been increased to 3.5 to 1.0.

The senior notes indenture also contains restrictions on certain payments including dividends, retirement of subordinated debt and stock repurchases. The permitted amount of any restricted payment is limited to:

i)

To the extent the Corporation’s Consolidated Debt Ratio is less than 3.0 to 1.0, the sum of 50 percent of income before interest, taxes, depletion and depreciation and non-cash items from January 1, 2011 to the end of the most recently completed fiscal quarter plus 100 percent of the fair market value of any equity contributions made to the Corporation during that period less the sum of all restricted payments during that period; and

ii)

To the extent the Corporation’s Consolidated Debt Ratio is greater than or equal to 3.0 to 1.0 pro forma for the proposed restricted payment, $50 million plus 100 percent of the fair market value of any equity contributions made to the Corporation.

The Corporation was in compliance with the lender’s covenants at December 31, 2015 and estimates that it will be in compliance with all covenants through to the maturity of the credit facility at current commodity prices.

At December 31, 2015 the carrying value of the senior notes are presented net of $3.3 million in issue costs which are amortized using a weighted average effective interest rate of 9.2 percent.

TOU Share financial arrangement

In November 2015, the Corporation executed a new financial arrangement that provided $18.2 million of proceeds, net of a fee paid to enhance the collateral value of 1.0 million TOU Shares pledged as security for the arrangement. The arrangement matures on November 16, 2016 and can be repaid in cash or with the transfer of the TOU Shares pledged as security. The repayment amount changes in response to changes in the market price of the underlying security, subject to a maximum re-payment amount of $21.3 million at maturity.

Equity

As part of the recapitalization transactions undertaken in the fourth quarter of 2015, Perpetual issued approximately 228.9 million common shares on December 31, 2015 in settlement of outstanding Convertible Debentures pursuant to the terms of the indenture agreement.

On December 7, 2015, Perpetual filed a short form prospectus with the security regulatory authorities in connection with a fully backstopped Rights Offering to issue common shares of Perpetual for gross proceeds of $25 million.

Pursuant to the Rights Offering, each registered holder of common shares as of December 16, 2015 received one right (a “Right”) for each common share held. Each Right entitled the holder to acquire 4.3386 common shares upon payment of the exercise price of $0.1630 per Right. The number of common shares received for each right was calculated following the close of trading of the common shares on the Toronto Stock Exchange (“TSX”) on December 22, 2015 based upon the volume weighted average price of the common shares for the preceding 20 consecutive trading days, being November 25, 2015 through to and including December 22, 2015. The Rights traded on the TSX under the symbol PMT.RT from December 23, 2015 to January 15, 2016.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 18

At December 31, 2015, a total of 153.2 million Rights were issued and outstanding. Upon closing of the Rights Offering on January 18, 2016, Perpetual issued an aggregate of 665.4 million common shares of the Company, including 427.4 million common shares issued to entities controlled by the Chairman of Perpetual’s Board of Directors for proceeds of $16.1 million. After completion of the Rights Offering on January 18, 2016 and the repayment of the convertible debentures with common shares on December 31, 2015, there are 1,047.7 million common shares outstanding.

Perpetual has provided notice to its shareholders of its annual and special meeting, scheduled to be held on March 24, 2016. At the meeting shareholders will vote on a proposed share consolidation which, if approved, would result in a consolidation of common shares on a twenty for one basis.

2016 OUTLOOK

In 2016, Perpetual’s top four strategic priorities include:

•	Reduce debt and restore cash flow;
•	Grow value and scope of Greater Edson liquids-rich gas;
•	Maximize value potential of Eastern Alberta assets; and
•	Advance high impact opportunities.

With projected further low commodity prices in 2016, Perpetual will prioritize liquidity management and preservation of its balance sheet through restricted spending and a focus on reducing costs and maximizing efficiencies in administration and operations. A diligent focus on reductions in all areas of spending, including operating, financing and administrative costs, will continue in order to establish a sustainable cost structure in this low commodity price environment.

In order to protect a base level of funds flow, Perpetual has commodity price contracts in place in 2016 on an estimated 70 percent of forecast production from the remainder of the year. These include both AECO and NYMEX natural gas contracts from April to December 2016 on close to 70,000 GJ/d at an estimated price of $2.19/GJ; and oil sales arrangements on 1,000 bbl/d protecting a floor price at WTI of $USD43.50/bbl.

In light of the continued deterioration of commodity prices since December 2015, Perpetual has reduced its capital spending program for 2016 and Perpetual’s Board of Directors has restricted its approval to a first quarter capital expenditure budget of $6 million. Approved first quarter spending is limited to drilling one (1.0 net) well at East Edson with minimal additional capital allocated to continue strategic production testing at Panny and Waskahigan, critical facility maintenance and overhauls, and third party abandonment and reclamation activity. Completion and tie in of the new East Edson well along with additional capital activity for the remainder of the year will be deferred and assessed on a project economics basis as the year progresses.

Perpetual continues to target strategic asset sales in 2016. In late February, the Company entered into a purchase and sale agreement for the disposition of 37 sections of its 425 net sections of oil sands leases in northeast Alberta in exchange for gross proceeds of $6.1 million and a one percent gross overriding royalty. Closing is scheduled prior to March 15, 2016. Proceeds from the disposition will be initially applied against outstanding debt.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Perpetual has contractual agreements comprised of office lease costs and related sublease recoveries, as well as long-term commitments to utilize drilling rigs and pay for gas transportation on certain major pipeline systems in western Canada. As of December 31, 2015, the future minimum payments under these contractual agreements consisted of:

($thousands)	Drilling Commitments	Pipeline commitments	Operating lease commitments
2016	3,826	11,121	2,242
2017	1,056	6,540	2,179
2018	–	5,950	545
2019	–	4,209	–
2020	–	2,369	–
Total	$4,882	$30,189	$4,966

OFF BALANCE SHEET ARRANGEMENTS

Perpetual has no off balance sheet arrangements.

FUTURE ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board (IASB) and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in Perpetual’s financial statements. Once adopted these new and amended pronouncements may have an impact on Perpetual’s consolidated financial statements. Perpetual’s analysis of recent accounting pronouncements is included in the notes to the consolidated financial statements at December 31, 2015.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 19

CORPORATE GOVERNANCE

The Corporation is committed to maintaining high standards of corporate governance. Each regulatory body, including the Toronto Stock Exchange and the Canadian provincial securities commissions, has a different set of rules pertaining to corporate governance. The Corporation fully conforms to the rules of the governing bodies under which it operates.

RISK FACTORS

The business risks the Corporation is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Perpetual’s operations. Risks impacting the business which influence controls and management of the Corporation include, but are not limited to, the following:

•	geological and engineering risks;
•	the uncertainty of discovering commercial quantities of new reserves;
•	commodity prices, interest rate and foreign exchange risks;
•	competition; and
•	changes to government regulations including shut in of GOB assets, royalty regimes and tax legislation.

Perpetual manages these risks by:

•	attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Corporation;
•	prudent operation of oil and natural gas properties;
•	employing risk management instruments and policies to manage exposure to volatility of commodity prices, interest rates and foreign exchange rates;
•	maintaining a flexible financial position;
•	maintaining strict environment, safety and health practices; and
•	active participation with industry organizations to monitor and influence changes in government regulations and policies.

A complete discussion of risk factors is included in the Corporation’s 2015 AIF available on the Corporation’s website at www.perpetualenergyinc.com or on sedar at www.sedar.com.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Perpetual’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) and Internal controls over financial reporting (“ICOFR”) as defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

Disclosure controls and procedures

The DC&P have been designed to provide reasonable assurance that material information relating to Perpetual is made known to the CEO and CFO by others and that information required to be disclosed by Perpetual in its annual filings, interim filing or other reports filed or submitted by Perpetual under securities legislation.

Perpetual’s CEO and CFO have concluded, based on their evaluation at December 31, 2015, that DC&P are effective to provide reasonable assurance that material information related to the issuer is made known to them by others within the Corporation, as such information is recorded, processed, summarized and reported in the reports filed or sent to securities regulatory authorities within the time periods specified under Canadian securities laws.

Management’s annual report on internal controls over financial reporting

Management is responsible for establishing and maintaining adequate ICOFR, which is a process designed by, or under the supervision of, the CEO and CFO, and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Under the supervision and with the participation of management, including the CEO and CFO, an evaluation of the effectiveness of the internal control over financial reporting was conducted as of December 31, 2015 based on criteria described in “Internal Control – Integrated Framework” issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2015, the internal control over financial reporting was effective.

Changes to internal controls over financial reporting

There were no changes in the Corporation’s internal control over financial reporting during the period beginning on January 1, 2015 and ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CEO and CFO certifications

Perpetual’s CEO and CFO have filed with the Canadian securities regulators regarding the quality of Perpetual’s public disclosures relating to its fiscal 2015 report filed with the Canadian securities regulators.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 20

CRITICAL ACCOUNTING ESTIMATES

Perpetual makes assumptions in applying certain critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on the consolidated financial statements. Critical accounting estimates include oil and natural gas reserves, derivative financial instruments, provisions, the amount and likelihood of contingent liabilities and income taxes. Critical accounting estimates are based on variable inputs including:

•	Estimation of recoverable oil and natural gas reserves and future cash flows from reserves;
•	Forward market prices;
•	Geological interpretations, success or failure of exploration activities, and Perpetual’s plans with respect to property and financial ability to hold the property;
•	Risk free interest rates;
•	Estimation of future abandonment and reclamation costs;
•	Facts and circumstances supporting the likelihood and amount of contingent liabilities; and
•	Interpretation of income tax laws.

A change in a critical accounting estimate can have a significant effect on net income as a result of their impact on the depletion rate, provisions, impairments, losses and income taxes. A change in a critical accounting estimate can have a significant effect on the value of property, plant, and equipment, provisions, derivative financial instruments and accounts payable. A complete discussion of critical accounting estimates is included in the notes to the consolidated financial statements at December 31, 2015.

PERPETUAL ENERGY INC.	2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 21